Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

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HONG KONG

TELEPHONE: +852-2514-7600

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Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

May 22, 2018

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Katherine Wray, Esq., Attorney-Advisor
Mr. Jeff Kauten, Esq., Attorney-Advisor
Mr. Craig Wilson, Senior Assistant Chief Accountant
Mr. Ryan Rohn, Staff Accountant

Re:	Cango Inc.
Draft Registration Statement on Form F-1
Submitted May 4, 2018
CIK No. 0001725123

Ladies and Gentlemen:

On behalf of our client, Cango Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”) a revised draft (“Draft No. 3”) of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”).

We enclose herewith five (5) courtesy copies of Draft No. 3, which has been marked to show changes to the Company’s Registration Statement initially confidentially submitted to the Commission on May 4, 2018 (the “May 4 Submission”).

Simpson Thacher & Bartlett

May 22, 2018

The Company has responded to the Staff’s comments contained in the comment letter dated May 18, 2018 from the Staff (the “May 18 Comment Letter”) by revising the May 4 Submission or providing explanations in response to the comments.

Set forth below are the Company’s responses to the Staff’s comments in the May 18 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in Draft No. 3 where the disclosure addressing a particular comment appears.

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Risk Factors

Risks Relating to Our Corporate Structure

We rely on contractual arrangements with our consolidated VIE…, page 44

1.	We note that the VIE agreements contain provisions for the resolution of disputes through arbitration pursuant to PRC laws. Please expand the disclosure here and in your Description of Share Capital section to discuss the impact, if any, of these provisions on your security holders’ rights to pursue claims under the United States federal securities laws, or to state that there is no such impact.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 45, 78, 79 and 165 of the Draft No. 3.

Critical Accounting Policies, Judgements and Estimates

Share-Based Compensation, page 100

2.	We have reviewed your response to prior comment 20 and note these equity interests were fully vested and that there is no exercise price for such awards. You currently disclose that you granted “equity interests” to employees. Clarify the characteristics of these equity interests and revise your disclosures to indicate whether these equity interests are shares or options.

In response to the Staff’s comment, the Company has revised the disclosure on pages 100 and F-50 of the Draft No. 3.

The Company respectfully advises the Staff that the “equity interests” refers to options to purchase registered capital of the subsidiaries.

3.	We note your expanded disclosures in response to prior comment 21. Further disclose the fair value of your shares at the time of valuation.

In response to the Staff’s comment, the Company has revised the disclosure on pages 101 and F-50 of the Draft No. 3.

Simpson Thacher & Bartlett

May 22, 2018

Description of American Depositary Shares, page 171

4.	We note your response to prior comment 24. Please include a statement in this section confirming that the arbitration provision in the deposit agreement does not impact ADS holders’ rights to bring claims under the federal securities laws.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 165 and 177 of the Draft No. 3.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Restricted cash, page F-23

5.	We note your response to prior comment 28. Your disclosure indicates that your restricted cash balance consists of general collaboration deposits and guarantee deposits for risk assured arrangements. Tell us your consideration of providing a break-out of restricted cash between these two items.

The Company respectfully advises the Staff that the break-out of restricted cash enables investors to determine the nature of the various cash restrictions. The general collaboration deposits was RMB1,010,998 and RMB10,060,360 (US$1,546,249) as of December 31, 2016 and 2017, respectively, and the balance of guarantee deposits for risk assured arrangements was nil and RMB319,352,347 (US$49,083,557) as of December 31, 2016 and 2017, respectively.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-23 of the Draft No. 3.

Financing receivables, page F-24

6.	We note your revised disclosure in response to prior comment 26 that you record financing receivables in accordance with ASC 310-30. Provide the disclosures required by ASC 310-30-50. Please advise or revise.

The Company respectfully advises the Staff that the financing receivables as of December 31, 2016 and 2017 was not material to the consolidated balance sheet. The Company will provide disclosures required by ASC 310-30 when the financing receivables become material in future filings.

Simpson Thacher & Bartlett

May 22, 2018

7.	Your disclosure on page F-25 indicates that any gain or loss from the disposal of the repossessed assets is recognized as other income or expense in the consolidated statements of comprehensive income. We note your disclosure on page 132 that Repossession and Disposal are two of the six distinct stages of your Delinquent Asset Management. As such, tell us how you determined that this gain or loss should not be recorded as an operating expense. Refer to Rule 5-03 of Regulation S-X.

The Company respectfully advises the Staff that the gain or loss from the disposal of the repossessed assets is recognized in net gain (loss) on risk assurance liabilities which is included in the operating expense of the Company’s consolidated statements of comprehensive income.

In response to the Staff’s comment, the Company has revised the disclosure on page F-25 of the Draft No. 3.

Note 20. Fair Value Measurements, page F-44

8.	We note your expanded disclosures on page F-28 in response to prior comment 31. We continue to note that your fair value measurement disclosures appear to be incomplete. In this regard, other assets and liabilities that are measured at fair value either on a recurring or nonrecurring basis are not identified as such in your footnote. For example, long-term investments, risk assurance liabilities, short-term borrowings and long-term borrowings should be identified respectively. Refer to ASC 820-10-50.

The Company respectfully advises the Staff that the risk assurance liabilities balance is not subject to the ASC 820 disclosure requirements because it is not measured at fair value on a recurring basis which is elaborated in Note 2 of the Company’s financial statements. In accordance with ASC 460-10-35-2, the non-contingent aspect of the risk assurance liability is reduced over the term of the arrangement as the Company is released from its standby obligation and the Company subsequently recognizes a contingent liability in accordance with ASC 450 when the borrower default is probable and the amount of loss is reasonably estimable.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-28, F-45 and F-46 of the Draft No. 3.

9.	We note your response to prior comment 32. We further note the changes in your Level 3 balances from December 31, 2016 to December 31, 2017. Provide reconciliation in your footnote that reconciles the opening balances to the closing balances, disclosing separately changes during the period. Refer to ASC 820-10-50-2(c).

In response to the Staff’s comment, the Company has revised the disclosure on page F-47 of the Draft No. 3.

Simpson Thacher & Bartlett

May 22, 2018

Note 22. Share-Based Compensation, page F-49

10.	We note your expanded disclosure in response to prior comment 34. It continues to appear that you are missing several disclosures. Revise to provide the disclosures required by ASC 718-10-50.

In response to the Staff’s comment, the Company has revised the disclosure on page F-50 of the Draft No. 3.

Note 23. Commitments and Contingencies, page F-49

11.	We have reviewed your response to prior comment 35. In accordance with ASC 450-20-50, please expand your disclosure to clearly disclose the following information for your legal contingencies in the aggregate or individually: (1) the amount or range of reasonably possible losses in addition to the amounts accrued or (2) a statement that the reasonably possible losses cannot be estimated or are not material to your financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on page F-51 of the Draft No. 3.

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Simpson Thacher & Bartlett

May 22, 2018

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Questions pertaining to accounting and auditing matters may also be directed to Ron Yan at +86-21-2228-2332 (work) or ron.yan@cn.ey.com (email) of Ernst & Young Hua Ming LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:	Xiaojun Zhang, Chairman
Jiayuan Lin, Chief Executive Officer and Director
Yongyi Zhang, Chief Financial Officer and Director
Cango Inc.

Daniel Fertig
David Lee
Simpson Thacher & Bartlett

Li He
James C. Lin
Davis Polk & Wardwell

Ron Yan
Ernst & Young Hua Ming LLP